SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2016

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

São Paulo, August 30, 2016

To:

Corporate Relations Department – SEP

Brazilian Securities and Exchange Commission – CVM

Rua Sete de Setembro, 111, 26º andar

Rio de Janeiro - RJ

Att: Nilza Maria Silva de Oliveira – Corporate Oversight Manager

Via e-mail:      gea-1-enviodeoficios@cvm.gov.br

Re: Official Letter 417/2016/CVM/SEP/GEA-1

Dear Sirs,

            We refer to Official Letter 417/2016/CVM/SEP/GEA-1 (“Official Letter”) of August 29, 2016, in which you requested clarification from Braskem S.A. (“Braskem” or “Company”), as follows:

            “Subject: Request for Clarification of News Item

            Dear Officer,

1.            We refer to the news item published in Lauro Jardim’s column in the newspaper O Globo on August 28, 2016, entitled “Propina Compartilhada” (Shared Bribes),which contains the following affirmations:

The chapters of Odebrecht’s plea bargaining agreement dealing with Braskem are considered strategic for Operation Lava-Jato. According to what group executives have told the investigators, Braskem was much used for oil sector overbilling purposes due to its status as a publicly-traded company

2.            In view of the above, we request that you clarify whether the information in question is true, and if so, why it was not disclosed through a Material Fact, as well as comment on other information deemed relevant to the issue.

1

             In regard to the news item in question, the Company would like to make it clear that, as disclosed previously, the allegations related to Operation Lava-Jato are being investigated in cooperation with the competent authorities. The Company has still not completed this process and is unable to affirm when it will be concluded.

            Given that the matter in question has already been the subject of several Material Facts, Notices to the Market and the Periodic Financial Information (especially, the last Quarterly Information Form), the Company does not believe that the above-mentioned news item is covered by any of the hypotheses set forth in article 2 off CVM Instruction 358.

The Company will keep the market informed off the conclusions of the above investigation and cooperation process.

Sincerely,

Pedro van Langendonck Teixeira de Freitas

Investor Relations Officer

BRASKEM S.A.

2

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 30, 2016
BRASKEM S.A.

By:	/s/ Pedro Van Langendonck Teixeiras de Freitas

	Name:	Pedro Van Langendonck Teixeiras de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.